                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

 Information to be included in Statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

                                (Amendment No. 1)


                                 Geopharma Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    45771Y107
           -----------------------------------------------------------
                                 (CUSIP Number)

                                  April 6, 2005
           -----------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

1. Names of Reporting Persons and I.R.S. Identification No.

UBS Financial Services Inc.
-----------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /
-----------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power         0
Shares Bene-    6.  Shared Voting Power       1,251,050
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  1,251,050
Reporting
Person With:
-----------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,251,050 shares
-----------------------------------------------------------

10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
-----------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9

14.43%
-----------------------------------------------------------

12. Type of Reporting Person

BD
-----------------------------------------------------------

1. Names of Reporting Persons and I.R.S. Identification No.

UBS Americas Inc.
-----------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /
-----------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power         0
Shares Bene-    6.  Shared Voting Power       1,251,050
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  1,251,050
Reporting
Person With:
-----------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,251,050 shares*
-----------------------------------------------------------

10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
-----------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9

14.43%
-----------------------------------------------------------

12. Type of Reporting Person

OO
-----------------------------------------------------------

* UBS Americas Inc. disclaims beneficial ownership of these shares.

1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG
-----------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /
-----------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------

4. Citizenship or Place of Organization

Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power         0
Shares Bene-    6.  Shared Voting Power       1,251,050
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  1,251,050
Reporting
Person With:
-----------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,251,050 shares**
-----------------------------------------------------------

10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
-----------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9

14.43%
-----------------------------------------------------------

12. Type of Reporting Person

BK
-----------------------------------------------------------

** UBS AG disclaims beneficial ownership of these shares.

Item 1(a) Name of Issuer

Geopharma Inc.
-----------------------------------------------------------

Item 1(b) Address of Issuer's Principal Executive Offices:

6950 Bryan Dairy Road
Largo, FLA 33777
-----------------------------------------------------------

Item 2(a) Name of Person Filing:


UBS Financial Services Inc.

UBS Americas Inc.

UBS AG

-----------------------------------------------------------


Item 2(b) Address of Principal Business Office:

UBS Financial Services Inc.'s principal business office is:
1285 Avenue of the Americas
New York, NY  10019

UBS Americas Inc.'s principal business office is:
677 Washington Blvd.
Stamford, CT  06901

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

-----------------------------------------------------------

Item 2(c) Citizenship

Item 4 of the cover pages are incorporated by reference
-----------------------------------------------------------

Item 2(d) Title of Class of Securities

Common Stock
-----------------------------------------------------------

Item 2(e) CUSIP Number: 45771Y107

-----------------------------------------------------------

Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
-----------------------------------------------------------

Item 4 (a)-(c)(iv).  Ownership:

Items 5-11 of the cover pages are incorporated by reference.
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable
-----------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Identification:  UBS Financial Services Inc.
Classification:  BD
-----------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group:

UBS Financial Services Inc. is a wholly owned subsidiary of UBS Americas Inc., which is a wholly owned subsidiary of UBS AG. UBS AG and UBS Americas Inc. are reporting indirect beneficial ownership of holdings by reason of their ownership of UBS Financial Services Inc. and other wholly owned subsidiaries. UBS AG does not hereby affirm the existence of a group within the meaning of Rule 13d-5(b)(1).
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:

Not Applicable
-----------------------------------------------------------

Item 10.  Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                     UBS AG

                                                     By:   /s/ Teresa Ressel
                                                     Teresa Ressel
                                                     Managing Director


                                                     By:   /s/ Per Dyrvik
                                                     Per Dyrvik
                                                     Managing Director



                                                     UBS Americas Inc.

                                                     By:   /s/ Teresa Ressel
                                                     Teresa Ressel
                                                     Managing Director


                                                     By:   /s/ Per Dyrvik
                                                     Per Dyrvik
                                                     Managing Director



                                                     UBS Financial Services Inc.

                                                     By:   /s/ Amy Fainsbert
                                                     Amy Fainsbert
                                                     Senior Vice President


                                                     By:   /s/ Charles Wilmot
                                                     Charles Wilmot
                                                     Senior Vice President




         Date: May 10, 2005

                        AGREEMENT TO MAKE A JOINT FILING

      UBS AG and UBS Americas Inc. each agrees that this Schedule 13G (including all amendments hereto) is filed by and on behalf of each such party.


                                                     UBS AG

                                                     By:   /s/ Teresa Ressel
                                                     Teresa Ressel
                                                     Managing Director


                                                     By:   /s/ Per Dyrvik
                                                     Per Dyrvik
                                                     Managing Director



                                                     UBS Americas Inc.

                                                     By:   /s/ Teresa Ressel
                                                     Teresa Ressel
                                                     Managing Director


                                                     By:   /s/ Per Dyrvik
                                                     Per Dyrvik
                                                     Managing Director



                                                     UBS Financial Services Inc.

                                                     By:   /s/ Amy Fainsbert
                                                     Amy Fainsbert
                                                     Senior Vice President


                                                     By:   /s/ Charles Wilmot
                                                     Charles Wilmot
                                                     Senior Vice President




         Date:  May 10, 2005